

Mail Stop 4631

November 24, 2009

Via U.S. mail and facsimile

Dr. Burton J. Kunik
Chief Executive Officer and President
Sharps Compliance Corp.
9220 Kirby Drive, Suite 5100
Houston, TX 77054

> **RE:** **Sharps Compliance, Corp.**
> **Registration Statement on Form S-3**
> **Filed November 12, 2009**
> **File No. 333-163073**

Dear Dr. Kunik:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

About This Prospectus, page i

1. We note the statement in the third paragraph that "Neither we nor the underwriters have independently verified, and neither we nor the underwriters guarantee, the accuracy of any of this information." Please remove this statement, as you are responsible for the information you include in the prospectus.

<u>Risk Factors, page 11</u>

2. Please remove the fourth sentence of the introductory paragraph, as you may not qualify risk factor disclosure in this manner. Refer to Staff Legal Bulletin No. 7A (June 7, 1999), sample comment #30.

<u>Description of Common Stock, page 24</u>

3. We note the statement in the introductory paragraph that the summary does not purport to be complete. Please revise to clearly indicate that the summary is "materially" complete.

4. We note the statement in the introductory paragraph that the summary is "qualified in its entirety by the provisions of our amended and restated certificate of incorporation and bylaws." Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise accordingly.

<u>Item 16. Exhibits, page II-1</u>

5. We note that you intend to file the legal opinion and underwriting agreement by amendment. Please be advised that these documents are subject to review and you should provide sufficient time after filing these documents for the staff's review.

<p style="text-align:center">*   *   *   *</p>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request as least two business days in advance of the requested effective date.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or in his absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Gene G. Lewis
        Fulbright & Jaworski L.L.P.
        Fulbright Tower
        1301 McKinney, Suite 5100
        Houston, TX 77010